# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gossamer Bio, Inc., CIK 0001728117
CUSIP: 38341P102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3115 MERRYFIELD ROW, SUITE 120, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 06/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001301396

## Reporting persons
- Context Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 48,835,788; sole dispositive power 0; shared dispositive power 48,835,788; aggregate amount beneficially owned 48,835,788 (9.9% of the class)
- Michael S. Rosen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 48,835,788; sole dispositive power 0; shared dispositive power 48,835,788; aggregate amount beneficially owned 48,835,788 (9.9% of the class)
- William D. Fertig: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 48,835,788; sole dispositive power 0; shared dispositive power 48,835,788; aggregate amount beneficially owned 48,835,788 (9.9% of the class)
- Charles E. Carnegie: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 48,835,788; sole dispositive power 0; shared dispositive power 48,835,788; aggregate amount beneficially owned 48,835,788 (9.9% of the class)
- Context Partners Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 48,835,788; sole dispositive power 0; shared dispositive power 48,835,788; aggregate amount beneficially owned 48,835,788 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Gossamer Bio, Inc.
Address of issuer's principal executive offices: 3115 MERRYFIELD ROW, SUITE 120, SAN DIEGO, CALIFORNIA, 92121.

## Item 2. Person Filing
Name of person filing:
Context Capital Management, LLC ("LLC")
Michael S. Rosen ("Rosen")
William D. Fertig ("Fertig")
Charles E. Carnegie ("Carnegie")
Context Partners Master Fund, L.P. ("LP")

LLC is the general partner and investment adviser of LP. Rosen, Fertig and Carnegie are the control persons of LLC. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of the securities reported in this Schedule 13G, except to the extent of that person?s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of LP should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the securities covered by this Schedule 13G.
Address of principal business office or, if none, residence:
Context Capital Management, LLC
7724 Girard Avenue
Suite 300
La Jolla, CA 92037
Citizenship: See cover page for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See items 5-9 and 11 of the cover page for each reporting person.
Percent of class:
See items 5-9 and 11 of the cover page for each reporting person.

The shares beneficially owned by the Reporting Persons reported in this Schedule 13G consists of 48,835,788 shares held by the Reporting Persons. The percentages reported in the Schedule 13G are based on 488,846,722 shares outstanding as of June 5, 2026, as reported by the Issuer (254,150,441 shares issued on June 4, 2026, as reported on the 8-K reported on June 3, 2026, plus the 234,696,281 shares outstanding previously reported on the 10-Q as of the quarterly period ended March 31, 2026). To clarify, the Form line 11 is limited to displaying only the tenth decimal place, but the ownership limitation prescribed in the agreement is 9.99%.
Sole power to vote or to direct the vote: See items 5-9 and 11 of the cover page for each reporting person.
Shared power to vote or to direct the vote: See items 5-9 and 11 of the cover page for each reporting person.
Sole power to dispose or to direct the disposition: See items 5-9 and 11 of the cover page for each reporting person.
Shared power to dispose or to direct the disposition: See items 5-9 and 11 of the cover page for each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Statement

## Signatures
- Context Capital Management, LLC: Michael S. Rosen, CEO (06/08/2026)
- Michael S. Rosen: Michael S. Rosen, CEO (06/08/2026)
- William D. Fertig: William D. Fertig, Chairman (06/08/2026)
- Charles E. Carnegie: Charles E. Carnegie, CIO (06/08/2026)
- Context Partners Master Fund, L.P.: Michael S. Rosen, CEO (06/08/2026)